EXHIBIT 12.1

First Busey Corporation

Calculation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2008		2007		2006		2005		2004		2003
Including Interest on Deposits
Earnings:
Earnings before income taxes	$21,262		$44,410		$43,589		$39,894		$33,678		$29,889
Fixed charges from below	50,462		100,405		69,851		45,342		30,041		25,618
Earnings	$71,724		$144,815		$113,440		$85,236		$63,719		$55,507
Fixed Charges:
Interest expense	$50,462		$100,405		$69,851		$45,342		$30,041		$25,618
Interest portion of net rental expense(1)	—		—		—		—		—		—
Total interest expense	$50,462		$100,405		$69,851		$45,342		$30,041		$25,618
Ratio of Earnings to Fixed Charges	1.42	x	1.44	x	1.62	x	1.88	x	2.12	x	2.17	x

Excluding Interest on Deposits
Earnings:
Earnings before income taxes	$21,262		$44,410		$43,589		$39,894		$33,678		$29,889
Fixed charges from below	8,441		16,208		14,805		11,404		8,605		5,974
Earnings	$29,703		$60,618		$58,394		$51,298		$42,283		$35,863
Fixed Charges:
Interest expense	$8,441		$16,208		$14,805		$11,404		$8,605		$5,974
Interest portion of net rental expense(1)	—		—		—		—		—		—
Total interest expense	$8,441		$16,208		$14,805		$11,404		$8,605		$5,974
Ratio of Earnings to Fixed Charges	2.52	x	2.74	x	2.94	x	3.50	x	3.91	x	5.00	x

(1)                                 The Company is not a party to any capital leases; therefore, this item is not applicable. All of the Company’s leases are operating leases.